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March 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Centuri Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 1, 2024
CIK No. 0001981599

To Whom It May Concern:

On behalf of our client, Centuri Holdings, Inc. (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated March 21, 2024, related to Amendment No. 1 to the Registrant’s Draft Registration Statement on Form S-1 (the “Amended DRS”), which was confidentially submitted to the Commission on March 1, 2024.

For your convenience, the Staff’s comments have been reproduced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in the Registrant’s Registration Statement on Form S-1 (the “Form S-1”), to be filed with the Commission on or about March 22, 2024. In addition, we are also delivering a copy of the Form S-1 to the Staff marked to show changes from the Amended DRS to the Form S-1. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to the Amended DRS, the Registrant’s responses below refer to the Form S-1 and capitalized terms have the same meaning as contained in the Form S-1.

U.S. Securities and Exchange Commission

March 22, 2024

Page Two

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Industry, Page 5

1.

We note your disclosure that according to the Edison Electric Institute, total capital expenditures more than doubled from $74 billion to $168 billion between 2010 and 2025 among the major public investor-owned U.S. electric utilities. Please revise to disclose the date that such information was published and clarify the extent to which this information is forecasted information.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Form S-1 on pages 7 and 109 in response to the Staff’s comment.

Management

Executive Officers and Directors, page 120

2.	Please revise to disclose the period during which Karen Haller has served as President and Chief Executive Officer of Southwest Gas Holdings and Chief Executive Officer of Southwest Gas Corporation.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Form S-1 on page 122 in response to the Staff’s comment.

Centuri Group, Inc. Audited Consolidated Financial Statements

8. Goodwill and Intangible Assets, page F-26

3.	We note that you recorded significant goodwill impairment charges related to the Riggs Distler reporting unit in both fiscal 2022 and 2023. Please address the following points:

•	Provide a description of the facts and circumstances leading to the impairments in each year to comply with ASC 350-20-50-2(a).

•	Tell us how you considered the goodwill impairments and their underlying triggers in assessing potential impairment of the intangible and long lived assets at Riggs Distler.

•	Please discuss the impairments in your results of operations within management’s discussion and analysis.

Response: The Registrant respectfully advises the Staff that it has revised its impairment disclosures on pages 96, 97 and F-27 to add the requirements of ASC 350-20-2(a) as follows:

U.S. Securities and Exchange Commission

March 22, 2024

Page Three

In the fourth quarter of fiscal 2023, the Company received notice that a customer canceled an offshore wind project, resulting in a reduction of Riggs Distler’s forecasted earnings. Management determined this event, along with lower-than-expected earnings in 2023, resulted in a goodwill impairment.

In fiscal 2022, management concluded that earnings shortfalls resulting from changes in the mix of work combined with inflation and higher fuel costs resulted in a goodwill impairment for the Riggs Distler reporting unit.

Prior to completing our goodwill impairment, we considered whether there were impairments of intangible and other long-lived assets at Riggs Distler. Specifically, we noted the following:

•

While the acquisition of Riggs Distler resulted in approximately $303.5 million of acquired intangible assets (primarily customer relationships), the customer governing the canceled project was attained after the Registrant’s acquisition of Riggs Distler and was not a component of the acquisition date fair values assigned to any acquired tangible or intangible assets. In both fiscal 2023 and 2022, we noted there were no overall losses in demand from acquired customers and as such we concluded the intangible assets were recoverable.

•

The long-lived assets within the Riggs Distler reporting unit consist mostly of heavy machinery for which there were no indicators of impairment. Additionally, there was no change in the extent or manner in which these long-lived assets were being used or in their physical condition; no changes in legal factors or in the business climate that would affect the value of the long-lived assets; no accumulation of costs in excess of amounts originally expected; no operating cash flow losses or projections of operating cash flow losses; and no expectation that it was more likely than not the long-lived assets would be sold or otherwise disposed of significantly before the end of their estimated useful life.

Lastly, the Registrant advises the Staff that it has updated the Results of Operations disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 85, 96 and 97 to include a discussion of the fiscal 2023 and fiscal 2022 goodwill impairments.

****

U.S. Securities and Exchange Commission

March 22, 2024

Page Four

The Registrant respectfully believes that the information contained herein and the modifications reflected in the Form S-1 are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (512) 617-0661 or via e-mail at JHensley@mofo.com.

Very truly yours,

/s/ R. John Hensley
R. John Hensley

cc:	William J. Fehrman, Centuri Holdings, Inc.

Gregory A. Izenstark, Centuri Holdings, Inc.

Jason S. Wilcock, Centuri Holdings, Inc.

Brandon C. Parris, Morrison & Foerster LLP

David P. Slotkin, Morrison & Foerster LLP

Justin R. Salon, Morrison & Foerster LLP